EXHIBIT 99.1

111 Inc. Receives Unsolicited Preliminary Non-Binding Proposal to Acquire the Company

SHANGHAI, September 17, 2026 /PRNewswire/ -- 111 Inc. ( "111" or the "Company") (NASDAQ: YI), a leading tech-enabled healthcare platform company in China, today announced that its Board of Directors (the "Board") has received an unsolicited preliminary non-binding proposal letter (the "Proposal") dated September 16, 2026 jointly submitted by Dr. Gang Yu, co-founder and co-chairman of the Company, Mr. Junling Liu, co-founder, co-chairman and chief executive officer of the Company (collectively, the “Co-Founders”) and Huadeng Tech BioArray Ventures Ltd (the “Sponsor,” and together with the Co-Founders, the “Buyer Group”), proposing to acquire all of outstanding Class A ordinary shares (the “Class A Shares”) of the Company, including Class A Shares represented by American depositary shares (“ADSs,” each representing twenty Class A Shares), that are not currently owned by the Buyer Group in a going-private transaction at a proposed purchase price of US$0.226 per Class A Share or US$4.52 per ADS in cash.

According to the Proposal, the Buyer Group intends to fund the consideration payable to consummate the transactions contemplated in the Proposal with equity capital. Equity financing is expected to be provided in the form of rollover equity in the Company and cash contributions from the Sponsor or its affiliates.

The Board cautions the Company's shareholders and others considering trading the Company's securities that the Board has just received the Proposal and has not had an opportunity to carefully review or evaluate the Proposal and its terms, or make any decision with respect to the Company's response to the Proposal. There can be no assurance that any definitive offer will be received, that any definitive agreement will be executed relating to the Proposal or that this or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

Additional Information about the Proposal

The Company will furnish to the U.S. Securities and Exchange Commission (the "SEC") a current report on Form 6-K regarding the Proposal, which will include the proposal letter as an annex thereto. All parties desiring details regarding the Proposal should review these documents, which will be available at the SEC's website (http://www.sec.gov).

Forward-Looking Statements

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "confident" and similar statements. Among other things, the Business Outlook and quotations from management in this announcement, as well as 111's strategic and operational plans, contain forward-looking statements. 111 may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements are based upon management's current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control. Forward-looking statements involve inherent risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to the Company's ability comply with extensive and evolving regulatory requirements, its ability to compete effectively in the evolving PRC general health and wellness market, its ability to manage the growth of its business and expansion plans, its ability to achieve or maintain profitability in the future, its ability to control the risks associated with its pharmaceutical retail and wholesale businesses, and the Company's ability to meet the standards necessary to maintain listing of its ADSs on the Nasdaq Global Market, including its ability to cure any non-compliance with Nasdaq's continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and 111 does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About 111, Inc.

111, Inc. (NASDAQ: YI) ("111" or the "Company") is a leading tech-enabled healthcare platform company committed to reshaping the value chain of healthcare industry by digitally empowering the upstream and downstream in China. The Company provides consumers with better access to pharmaceutical products and healthcare services directly through its online retail pharmacy, 1 Pharmacy, and indirectly through its offline virtual pharmacy network. The Company also offers online healthcare services through its internet hospital, 1 Clinic, which provides consumers with cost-effective and convenient online consultation, electronic prescription service, and patient management service. In addition, the Company's online platform, 1 Medicine, serves as a one-stop shop for pharmacies to source a vast selection of pharmaceutical products. With the largest virtual pharmacy network in China, 111 enables offline pharmacies to better serve their customers with cloud-based services. 111 also provides an omni-channel drug commercialization platform to its strategic partners, which includes services such as digital marketing, patient education, data analytics, and pricing monitoring.

For more information on 111, please visit: http://ir.111.com.cn/.

For more information, please contact:

111, Inc.

Investor Relations

Email: ir@111.com.cn

111, Inc.

Media Relations

Email: press@111.com.cn

Phone: +86-021-2053 6666 (China)